EXHIBIT 3.1

EXCERPT FROM THE RESOLUTIONS ADOPTED BY

THE BOARD OF DIRECTORS

OF

THE GEO GROUP, INC.

Adopted on February 14, 2022 and constituting an Amendment to Article V, Section 1 of the Third Amended and Restated Bylaws

WHEREAS, the By Laws of GEO authorize the Board to designate the number of directors on the Board from time to time at a number not less than three or more than 19, and to fill such vacancies as they occur; and

WHEREAS, the Nominating and Corporate Governance Committee (the “Committee”) has recommended that the Board increase the number of directors from ten to eleven; and

NOW, THEREFORE, BE IT RESOLVED, that, the number of members of the Board is increased from ten to eleven.